EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended July 31,
	2009	2010

Income before income taxes	$26,552	$11,873
Fixed charges	17,445	18,890
Capitalized interest	(33)	(18)

Total earnings	$43,964	$30,745

Interest expense (including capitalized interest)	$10,379	$10,679
Amortized premiums and expenses	698	1,852
Estimated interest within rent expense	6,368	6,359
Total fixed charges	$17,445	$18,890

Ratio of earnings to fixed charges	2.52	1.63